As filed with the Securities and Exchange Commission on March 30, 2004

Investment Company Act File No. 811-21257
005-79430

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

     SCHEDULE TO
(AMENDMENT NO. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MERCANTILE ALTERNATIVE STRATEGIES
FUND LLC
(Name of Subject Company (Issuer))

MERCANTILE ALTERNATIVE STRATEGIES FUND LLC
(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Jennifer E. Vollmer, Esq.
Mercantile Capital Advisors, Inc.
Two Hopkins Plaza
Baltimore, MD 21201
(410) 237-5106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:

     Elliott Cohan, Esq.
Kramer, Levin Naftalis & Frankel
919 Third Avenue
New York, NY 10022
(212) 715-9512

March 3, 2004
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$2,500,000 (a)	Amount of Filing Fee:	$316.75 (b)

(a) Calculated as the aggregate maximum value of Interests being purchased.
(b) Calculated at $126.70 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$316.75	Filing Party:	Mercantile Alternative Strategies Fund LLC

Form or Registration No.:	Schedule TO	Date Filed:	March 3, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 3, 2004 (the “Schedule TO”) by Mercantile Alternative Strategies Fund LLC, a closed-end, non-diversified management investment company organized as a Delaware limited liability company (the “Company”), relating to the offer by the Company to purchase an amount of limited liability company interests of the Company (the “Interests”) from the members of the Company (the “Members”) for cash on the terms and conditions set forth in the Offer to Purchase, dated March 3, 2004 and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). The Company offered to purchase an amount of Interests or portions of Interest up to 5% of the net assets of the Company tendered by the Members at a price equal to the net asset value as of June 30, 2004. This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-(4)(c) of the Securities Exchange Act of 1934, as amended.

     The information in the Offer is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

     Notice of this Amendment No. 1 in the form of the Supplement to the Offer to Purchase attached hereto as Exhibit H will be sent to all Members. The Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C, respectively, to the Tender Offer Statement filed on March 3, 2004.

ITEM 1. SUMMARY TERM SHEET

Item 1 is hereby amended and supplemented as follows:

     The Company has extended the Offer, which was scheduled to expire at 5:00 p.m., Eastern Time, on March 31, 2004, until 5:00 p.m., Eastern Time, on April 23, 2004, unless the Offer is further extended by the Company.

ITEM 4. TERMS OF THE TENDER OFFER

Item 4 is hereby amended and supplemented as follows:

     The Company has extended the Offer, which was scheduled to expire at 5:00 p.m., Eastern Time, on March 31, 2004, until 5:00 p.m., Eastern Time, on April 23, 2004, unless the Offer is further extended by the Company.

ITEM 11. ADDITIONAL INFORMATION

Reference is made to the information contained in “Certain Developments” in the Supplement to the Offer to Purchase, dated March 30, 2004, which is incorporated herein by reference.

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

F.	Press Release, dated March 18, 2004, of Mercantile Bankshares Corporation (announcing the termination of two executives in connection with their failure to disclose certain matters to senior business or legal management of Mercantile Bankshares Corporation).

G.	Press Release, dated March 30, 2004 (announcing (i) the extension of the Offer and (ii) that the Company’s Board of Directors has voted to terminate the Investment Advisory Agreement of Contego Capital Partners, LLC).

H.	Supplement to the Offer to Purchase, dated March 30, 2004.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

MERCANTILE ALTERNATIVE STRATEGIES FUND LLC

By:	/s/ Cornelia H. McKenna

	Name:	Cornelia H. McKenna
	Title:	Vice President

March 30, 2004

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.*

B.	Offer to Purchase.*

C.	Form of Letter of Transmittal.*

D.	Form of Notice of Withdrawal of Tender.*

E.	Forms of Letters from the Company to Members in connection with the Company’s acceptance of tenders of Interests.*

F.	Press Release, dated March 18, 2004 (announcing the termination of two executives in connection with their failure to disclose certain matters to senior business or legal management of Mercantile Bankshares Corporation).**

G.	Press Release, dated March 30, 2004 (announcing (i) extension of the Offer and (ii) that the Company’s Board of Directors has voted to terminate the Investment Advisory Agreement of Contego Capital Partners, LLC).**

H.	Supplement to the Offer to Purchase, dated March 30, 2004.**

* Previously filed.
** Filed herewith.

Exhibit F

NEWS RELEASE

FOR IMMEDIATE RELEASE

BALTIMORE, MARYLAND, March 18, 2004 – Mercantile Bankshares Corporation (Nasdaq: MRBK) today announced that it has terminated John Pileggi, CEO of Investment and Wealth Management, and Michael Donnell, Senior Vice President.

Messrs. Donnell and Pileggi, to whom Mr. Donnell reported, failed to disclose to senior business or legal management that a member of Mr. Donnell's immediate family was in a position to receive a substantial referral fee from a firm retained by Mercantile to advise one of its registered hedge funds of funds. Mr. Pileggi, who was not CEO of Investment and Wealth Management at the time, expressly consented to the payment of the fee by the investment adviser. He did not inform senior business or legal management, either at the time or subsequently, of his consent to the fee, the terms of the fee or the circumstances surrounding it.

Edward J. Kelly, III, Chairman, President and Chief Executive Officer stated: "To the best of our knowledge and belief, the actions of Messrs. Donnell and Pileggi have resulted in no financial losses for either the firm or our clients, and the fund in question has generated positive returns for investors to date. This is not the issue. Potential conflicts of interest, no matter how they arise and whether they are direct or indirect, must be thoroughly analyzed and fully disclosed. This is the only approach consistent with protecting the interests of our clients and the reputation of the firm. Anything short of this will not be tolerated. To the extent it was ever effectively given, we have withdrawn any consent to the payment of the referral fee by the adviser."

Mercantile's investigation of this matter, with the assistance of its attorneys at Davis Polk & Wardwell, is ongoing and Mercantile will cooperate fully with all relevant authorities.

Contact: David. E. Borowy Investor Relations 410-237-5971 david.borowy@mercantile.net	Janice M. Davis Media Relations 410-347-8361 janice.davis@mercantile.net

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Exhibit G

FOR IMMEDIATE RELEASE

Summary:	Mercantile Alternative Strategies Fund LLC Announces
Termination of Investment Adviser and Extension of Tender Offer

BALTIMORE, MARYLAND, March 30, 2004

Termination of Investment Adviser

Mercantile Alternative Strategies Fund LLC (the Company) announced that its Board of Directors has voted to approve the recommendation of Mercantile Capital Advisors, Inc., the Company’s Manager (the Manager), to terminate the Investment Advisory Agreement of Contego Capital Partners LLC, the Company’s Investment Adviser (the Investment Adviser). The Investment Adviser, under the supervision of the Manager, oversees the fund’s day-to-day investment activities. Notice of the termination has been delivered to the Investment Adviser, and the agreement will terminate on May 24, 2004, without penalty to the Manager or the Company.

The Company’s decision to effect this termination was based on the involvement by certain personnel of the Investment Adviser in the payment of a substantial referral fee to a member of the immediate family of a senior employee of the Manager. That senior employee had been directly involved in the selection by the Company of the Investment Adviser and its predecessor. The senior employee’s termination was previously announced by Mercantile Bankshares Corporation (Nasdaq: MRBK), the Manager’s parent, on March 18, 2004.

The Board has directed the Manager to commence a search for a replacement adviser. The Manager expects an efficient transition of all advisory services to the replacement adviser. The retention of any new adviser will be submitted to the Company’s members for approval.

In the unlikely event that no appropriate replacement adviser is found or other option is approved by the Company’s Board of Directors before May 24, 2004, the Manager has committed to liquidate the Company and enable members to receive a return of their investment at then current market value or, if greater, their investment cost plus accrued interest.

Extension of Tender Offer

The Company is extending its tender offer to repurchase an amount of its member’s limited liability company interests from 5:00 p.m., Eastern Time on Wednesday, March 31, 2004, until 5:00 p.m., Eastern Time, on Friday, April 23, 2004. Accordingly, the tender offer will now expire at 5:00 p.m., Eastern Time, on Friday, April 23, 2004, unless the Company further extends the tender offer. All terms and conditions of the tender offer as described in the Offer to Purchase dated March 3, 2004, and the related materials continue to apply to the tender offer as extended.

To date no member interests have been tendered in the tender offer.

Supplement to Offer to Purchase

The Company will distribute a Supplement to the Offer to Purchase as a result of the above announcements.

Contact:
Kevin A. McCreadie	David E. Borowy
Mercantile Alternative Strategies Fund LLC	Investor Relations
410-237-5875	410-347-8361
kmccreadie@merctrust.net	david.borowy@mercantile.net

# # #

Exhibit H

SUPPLEMENT DATED MARCH 30, 2004
TO THE OFFER TO PURCHASE DATED MARCH 3, 2004

MERCANTILE ALTERNATIVE STRATEGIES FUND LLC
Forum Shareholder Services, LLC
c/o Forum Financial Group
Two Portland Square
Portland, Maine 04101

OFFER TO PURCHASE INTERESTS

THE OFFER HAS BEEN EXTENDED

THE OFFER AND WITHDRAWAL RIGHTS WILL NOW EXPIRE AT
5:00 P.M., EASTERN STANDARD TIME, ON APRIL 23, 2004,
UNLESS THE OFFER IS EXTENDED

To the Members of Mercantile Alternative Strategies Fund LLC:

     The following information supplements and amends the Offer to Purchase dated March 3, 2004 (the “Offer to Purchase”) pursuant to which Mercantile Alternative Strategies Fund LLC, a closed-end, non-diversified management investment company organized as a Delaware limited liability company (the “Company”), is offering to purchase for cash upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement and the related Letter of Transmittal (which together, as amended and supplemented, constitute the “Offer”) an amount of Interests up to 5% of the net assets of the Company tendered by members of the Company (“Members”) at a price equal to the net asset value as of June 30, 2004. As set out below, this Supplement provides certain information and makes certain changes to the Offer.

     Extension of the Offer and Expiration of Withdrawal Rights

     The Company has extended the Offer, which was previously scheduled to expire at 5:00 p.m., Eastern Time, on March 31, 2004, until 5:00 p.m., Eastern Time, on April 23, 2004. Accordingly, the Company will, on the terms and subject to the conditions of the Offer, repurchase an amount of Interests up to 5% of the Company’s net assets that are properly tendered by Members and not withdrawn prior to 5:00 p.m., Eastern Time, on April 23, 2004. Any Member tendering Interests pursuant to the Offer may withdraw such tender at any time prior to 5:00 p.m., Eastern Time, on April 23, 2004, unless the Offer is extended, by complying with the procedures set forth in Section 5 of the Offer to Purchase.

1

     Certain Developments

          Termination of Employees

     On March 18, 2004 the employment of John Pileggi, the Manager’s President and Michael Donnell, a Vice President of the Manager, was terminated. Mr. Donnell and Mr. Pileggi, to whom Mr. Donnell reported, failed to disclose to Mercantile Bankshares Corporation’s senior business or legal management that a member of Mr. Donnell’s immediate family was in a position to receive a substantial referral fee from the predecessor to the investment adviser to the Company, Contego Capital Partners LLC (the “Adviser”). Messrs. Donnell and Pileggi were directly involved in the selection by the Company of the predecessor to the Adviser. A press release relating to such termination is attached as Annexure 1.

          Termination of Adviser

     On March 24, 2004, the Company’s Board of Directors unanimously approved the recommendation of Mercantile Capital Advisors, Inc. (the “Manager”) to terminate the Investment Advisory Agreement of the Adviser. The Company’s decision to effect this termination was based upon the involvement by certain personnel of the Adviser in the payment of the referral fee referred to in the previous paragraph. Notice of the termination was delivered to the Adviser on March 25, 2004. The Agreement will terminate on May 24, 2004, without penalty to the Manager or the Company. The Manager has commenced a search for a replacement adviser and expects an efficient transition of all advisory services to the replacement adviser. The retention of any new adviser will be submitted to the Company’s Members for their approval. In the unlikely event that no appropriate replacement adviser is found or other option is approved by the Company’s Board of Directors before May 24, 2004, the Manager has committed to liquidate the Company and enable Members to receive a return of their investment at then current market value or, if greater, their investment cost plus accrued interest.

     Additional Information

     Except as set forth in this Supplement, the Offer continues to be governed by the terms and conditions set forth in the Offer to Purchase and related Letter of Transmittal. Accordingly, this Supplement should be read carefully in conjunction with the Offer to Purchase, the Letter of Transmittal and other related materials. Procedures for tendering Interests or portions of an Interest are set forth in Section 4 of the Offer to Purchase. Tendering Members may continue to use the Letter of Transmittal previously circulated.

     The Company has not waived any of the conditions of the Offer and reserves the right to extend, amend or cancel the Offer or postpone the acceptance of Interests. See Section 7 of the Offer to Purchase.

     Questions, requests for assistance and requests for additional copies of the Offer may be directed to the Company at (800) 239-0418.

2

ANNEXURE 1

NEWS RELEASE

FOR IMMEDIATE RELEASE

BALTIMORE, MARYLAND, March 18, 2004 – Mercantile Bankshares Corporation (Nasdaq: MRBK) today announced that it has terminated John Pileggi, CEO of Investment and Wealth Management, and Michael Donnell, Senior Vice President.

Messrs. Donnell and Pileggi, to whom Mr. Donnell reported, failed to disclose to senior business or legal management that a member of Mr. Donnell's immediate family was in a position to receive a substantial referral fee from a firm retained by Mercantile to advise one of its registered hedge funds of funds. Mr. Pileggi, who was not CEO of Investment and Wealth Management at the time, expressly consented to the payment of the fee by the investment adviser. He did not inform senior business or legal management, either at the time or subsequently, of his consent to the fee, the terms of the fee or the circumstances surrounding it.

Edward J. Kelly, III, Chairman, President and Chief Executive Officer stated: "To the best of our knowledge and belief, the actions of Messrs. Donnell and Pileggi have resulted in no financial losses for either the firm or our clients, and the fund in question has generated positive returns for investors to date. This is not the issue. Potential conflicts of interest, no matter how they arise and whether they are direct or indirect, must be thoroughly analyzed and fully disclosed. This is the only approach consistent with protecting the interests of our clients and the reputation of the firm. Anything short of this will not be tolerated. To the extent it was ever effectively given, we have withdrawn any consent to the payment of the referral fee by the adviser."

Mercantile's investigation of this matter, with the assistance of its attorneys at Davis Polk & Wardwell, is ongoing and Mercantile will cooperate fully with all relevant authorities.

Contact: David. E. Borowy Investor Relations 410-237-5971 david.borowy@mercantile.net	Janice M. Davis Media Relations 410-347-8361 janice.davis@mercantile.net

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